Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Triterras, Inc. (ROC #360185) (the "Company")

TAKE NOTICE that by minutes of the virtual 2021 annual general meeting of the shareholders of the Company dated 5 May 2022, the following special resolution was passed:

RESOLVED, as a special resolution, that article 30.3 of the Amended and Restated Articles of Association of the Company be replaced in its entirety with the following:

30.3.	The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the 2021 annual general meeting of the Company, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the 2022 annual general meeting of the Company, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the 2023 annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

 /s/ Wai Yan Ng

Wai Yan Ng

Corporate Administrator

for and on behalf of

Maples Corporate Services Limited

Dated this 6th day of May 2022